Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2022

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial information for the periods ended June 30, 2022, dated August 11, 2022, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 11, 2022	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and Head of Corporate Financial Center

Condensed consolidated interim financial information for the periods ended June 30, 2022 The Hague, August 11, 2022 Helping people live their best lives

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Interim Report

Strategic highlights

Aegon’s strategy

Aegon is taking significant steps to transform the company in order to improve its performance and create value for its customers and shareholders. To ensure delivery against these objectives, a rigorous and granular operating plan has been developed across the organization. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, Brazil, and China) and one global asset manager. Aegon’s businesses within its core markets have been separated into Financial Assets and Strategic Assets. The aim is to release capital from Financial Assets and from businesses outside of Aegon’s core and growth markets, and to reallocate capital to growth opportunities in Strategic Assets, growth markets and the global asset manager. Throughout this transformation, the company aims to maintain a solid capital position in the business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios.

Operational improvement plan

Aegon has an ambitious plan that now comprises more than 1,200 detailed initiatives designed to improve the operating performance of its business by reducing costs, expanding margins and growing profitably. Between the launch of the operational improvement plan and the end of the first half of 2022, a total of 1,058 initiatives have been executed, of which 819 are related to expense savings.

Aegon is implementing an expense savings program aimed at reducing addressable expenses and driving business growth. Aegon targets EUR 400 million expense savings from expense savings initiatives by 2023, of which EUR 150 million is expected to be reinvested in growth initiatives. In the trailing four quarters, Aegon reduced addressable expenses through expense savings initiatives by EUR 250 million compared with the base year 2019. Aegon remains confident in delivering on its expense savings target, while absorbing expense inflation. These expense savings were partly offset by EUR 66 million of additional expenses related to growth initiatives in the trailing four quarters. Combined, addressable expenses have been reduced by EUR 185 million compared with the base year 2019, on a constant currency basis. The growth initiatives are aimed at improving customer service, enhancing user experience, and developing new products, and contributed EUR 215 million to the operating result in the trailing four quarters. The company will continue to execute the expense savings and growth initiatives at pace.

Strategic Assets

Strategic Assets are businesses with a greater potential for an attractive return on capital, and where Aegon is well positioned for growth. In these businesses, Aegon invests in expanding its customer base and increasing its margins to realize profitable growth.

Americas

In the US Individual Solutions business, Transamerica’s aim is to achieve top-5 positions in term life, whole life final expense, and indexed universal life through profitable sales growth. New life sales in first half of 2022 amounted to USD 200 million, a 12% increase compared with the same period last year, and were driven by increased indexed universal life and whole life final expense sales. Indexed universal life growth was driven by the World Financial Group (WFG) distribution channel, which benefited from further structural actions expanding the distribution strength of this channel. These included activating dormant producers and growing the number of licensed life agents to 58,000 at the end of June 2022, an increase by 12% compared with the end of June 2021. Together with the continued competitiveness of Transamerica’s products, this resulted in a market share of 61% for Transamerica in this channel. Whole life final expense sales grew due to targeted segmentation efforts on key brokerage relationships and following enhancements made to the product, the application process, and to customer service.

In the US Workplace Solutions business, Transamerica aims to compete as a top-5 player in new sales in the MiddleMarket segment of Retirement Plans. Written sales were USD 2.1 billion in the first half of 2022, compared with USD 2.2 billion in the same period last year. Lower equity markets and higher interest rates had a negative impact on plan assets, and plan sponsors are more reluctant to move retirement plans given the current volatile markets. Net deposits for the MiddleMarket increased and amounted to USD 756 million in the first half of 2022 compared with USD 86 million of net deposits in the same period last year. Net deposits are benefiting from strong written sales in prior periods, which translate into higher recurring deposits.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

The Netherlands

Aegon is a leading mortgage originator in the Netherlands, and benefits from its scale, high service levels to intermediaries and customers, and diversified sources of funding. The company originated EUR 4.8 billion of residential mortgages during the first half of 2022. This is lower than the EUR 5.9 billion originated in the first half of last year due to reduced refinancing activity as a result of increased mortgage interest rates. In the first half of 2022, over half of the mortgages were originated for third-party investors, who pay Aegon a fee for originating and servicing these mortgages. Despite the reduction in mortgage origination, the portfolio of mortgages under administration grew by EUR 3.6 billion compared with June 30, 2021 to EUR 61.6 billion on June 30, 2022, also reflecting lower prepayments.

Net deposits for the Workplace Solutions defined contribution pension products (PPI) in the Netherlands increased by 2% to EUR 377 million in the first half of 2022. Higher recurring gross deposits from continued strong demand for PPIs were in part offset by one-time outgoing value transfers. These value transfers are part of an industry-wide plan to consolidate small pensions.

Aegon aims to develop its online bank Knab into a digital gateway for individual retirement solutions. In the first half of 2022, Knab grew its fee-paying customer base by almost 24,000 to 325,000. This growth was mainly driven by the small business segment, which underscores the bank’s ability to attract and retain customers through its clear way of communicating, its customer-friendly service and the way it offers customers an easy and cost-effective way of managing their banking matters online.

United Kingdom

In the United Kingdom, Aegon’s aim is to grow both the Retail and Workplace channels of its platform business. The platform business – excluding the low-margin Institutional business – generated net deposits of GBP 1,041 million in the first half of 2022. This compared with GBP 1,236 million in the first half of 2021, largely driven by a large scheme win in the Workplace space in 2021. Net deposits in the current period benefited from improved persistency reflecting enhancements made to the platform’s functionality and investments in providing improved service to intermediaries. Net deposits on the platform contributed positively to revenues, but were more than offset by the revenues lost from the anticipated gradual run-off of the traditional product portfolio. Platform expenses as a percentage of assets under administration remained stable compared with the first half of last year at 20 basis points, with expense savings offsetting the impact from market movements on assets under administration.

In the first half of 2022, Aegon UK moved over GBP 3 billion of customers’ assets into strategies that consider ESG credentials, as part of the commitment to make their default pension funds carbon net-zero by 2050. Aegon has transitioned approximately GBP 15 billion into ESG strategies within its default funds in the last three years. The funds track the newly launched Morningstar ESG Enhanced indices. The new indices target a reduction in carbon emissions intensity and applies a set of exclusionary screens to limit exposure to controversial companies. The securities are then reweighted to favor those with stronger ESG attributes. The methodology aims to maintain risk characteristics in line with standard market benchmarks and manage emerging ESG tail risks.

Financial Assets

Financial Assets are blocks of business which are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and a moderate risk profile. Dedicated teams are responsible for managing these businesses and maximizing their value through active in-force management, disciplined risk management and capital management actions. To achieve this, Aegon considers unilateral and bilateral actions as well as third-party solutions. Unilateral actions are those that can be executed fully under Aegon’s control, while bilateral actions require the interaction and consideration of other stakeholders.

Americas

Having made significant progress since the Capital Markets Day in December 2020 on management actions to better manage the variable annuity portfolio, the company is directly engaging with third parties to investigate further options to release capital and improve the riskreturn profile of Transamerica.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

In the second half of 2021, Transamerica expanded the dynamic hedge program to variable annuity products with guaranteed minimum death benefits and guaranteed minimum income benefits. In the first half of 2022, Transamerica achieved a hedge effectiveness of 98% on its variable annuity dynamic hedge program, continuing its strong track record. Furthermore, Transamerica is taking actions to reduce the basis risk between underlying investment funds and hedge instruments. To this end, enhancements have been made to its hedging program as of the end of June 2022, which further increase the predictability of cash flows from the variable annuity portfolio. As previously announced, in April 2022 Transamerica adopted a long-term implied volatility assumption for the valuation of its variable annuity guarantees, which was higher than the prevailing implied volatility at that time. Previously, spikes in short-term volatility could result in more variability in the RBC ratio. Given that implied volatility tends to revert to the mean over time, the adoption of a long-term volatility assumption will better protect Transamerica’s capital position against short-term market dislocations.

Transamerica is actively managing its long-term care business. The primary management action regarding long-term care is a multi-year rate increase program. In the first half of 2022, the company obtained regulatory approvals for additional rate increases worth USD 49 million, bringing the total value of approvals achieved since the start of the program to USD 391 million. The company is on track to achieve the upgraded target of USD 450 million rate increases from this program.

Claims experience for the long-term care business in the first half of 2022 was favorable relative to the company’s long-term expectations due to the impact of the COVID-19 pandemic. Actual to expected claims experience was 64% for the first half of 2022, and reflected the release of the remaining USD 30 million incurred but not reported (IBNR) reserve that was previously setup for delayed long-term care claims, higher than expected claims terminations, while the number of new claims returned to pre-pandemic levels.

The Netherlands

The dedicated team responsible for the Dutch Life business – Aegon Levensverzekering N.V. – is actively managing risks and the capital position to enhance the consistency of remittances to the Group. The Solvency II ratio of the Dutch Life business increased from 186% on December 31, 2021 to 200% on June 30, 2022 driven by model updates and the sale of fixed income investments to protect the liquidity position in the context of rising interest rates. The ratio stands above the operating level of 150%. In May 2022, the company updated its interest rate hedging program to reduce the sensitivity of the ratio to flattening of the interest rate curve at the longer end.

Management actions taken since the 2020 Capital Markets Day to strengthen the capital position, improve the risk profile, and increased capital generation have allowed the Dutch Life business to double the quarterly remittances of the Dutch Life business from EUR 25 million in 2021 to EUR 50 million in 2022.

Growth Markets and Asset Management

To align the organization to its strategy, Aegon’s Brazilian joint venture Mongeral Aegon Group (MAG) has become part of Aegon International instead of Aegon Americas as of January 1, 2022. As a result, Aegon International now includes all three growth markets, Spain & Portugal, Brazil, and China. This will sharpen the focus on growth, and offer the necessary support to these important markets.

In its growth markets – Spain & Portugal, Brazil, and China – Aegon is investing in profitable growth. New life sales from these markets increased by 2% to EUR 120 million due to sales growth in the bancassurance channel in Spain.

New premium production for accident & health insurance amounted to EUR 18 million in the first half of 2022, a decrease of 3% compared with the first half of 2021. New premium production for property & casualty insurance increased by 15% compared with the first half last year to EUR 48 million in the first half of 2022, driven by the continued demand for household insurance products in Spain & Portugal.

On May 23, 2022, Aegon announced its decision to sell its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. The sale followed the change of control in Liberbank after its merger with Unicaja Banco in 2021. The gross proceeds of the transaction amount to EUR 177 million. Aegon Spain intends to upstream the net proceeds to the Group. The transaction is expected to close in the second half of 2022, subject to regulatory approval.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Aegon Asset Management (Aegon AM) aims to significantly increase the operating margin of its Global Platforms by improving efficiency and driving growth. Third-party net outflows on the Global Platforms amounted to EUR 0.4 billion in the first half of 2022. Continued net deposits into the Dutch mortgage fund were more than offset by outflows in fiduciary management and in other asset classes, including structured assets, as customers freed up liquidity in a rising interest rate environment and because of challenging market conditions. Third-party net deposits in Strategic Partnerships of EUR 3.5 billion more than offset the third-party outflows in Global Platforms, leading to net third-party net deposits of EUR 3.1 billion for Aegon AM overall. Annualized revenues lost on net deposits for Global Platforms amounted to EUR 10 million for the first half of 2022, as a result of net outflows in the general account, affiliates and third-party business. The operating margin rose from 13.0% in the first half of 2021 to 14.0% in the first half of 2022. This was driven by revenues gained on net deposits in previous quarters and lower expenses.

Earlier this year, Aegon AM entered into a four-year equity venture with Taurus, a global private equity real estate firm, to acquire USD 600 million in multifamily assets, and to considerably reduce the energy consumption and carbon output of those assets. This venture leverages Taurus and Aegon AM’s track record of executing multifamily value-add investment strategies and is part of Aegon AM’s continuous focus on responsible investments. In the first half of 2022, an initial investment was made to turn an apartment complex located in Orlando, Florida into a low-carbon, energy efficient building.

Smaller, niche or sub-scale businesses

In small markets or markets where Aegon has sub-scale or niche positions, capital will be managed tightly with a bias to exit.

On March 23, 2022, and on April 21, 2022, Aegon completed the divestment of its Hungarian and Turkish businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The gross proceeds of the transactions amount to EUR 700 million. As a result of the transactions, the Group Solvency II ratio improved by approximately 7 percentage points. The book gain amounted to EUR 288 million, which includes a loss of EUR 177 million related to the recycling of the foreign currency translation reserve and revaluation reserve though the income statement. As a result of this transaction, IFRS equity has increased by EUR 465 million. The completion of this sale is part of the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. The sale of Aegon Poland and Aegon Romania is subject to regulatory approval and expected to close in the second half of 2022.

Strengthening the balance sheet

Aegon’s capital management policy has three pillars: Cash Capital at the Holding, gross financial leverage, and capital positions of the country units. Each country unit has a minimum dividend payment level and an operating level. Each country unit is expected to remit capital to the Holding as long as its capital ratio is above the minimum dividend payment level, subject to normal governance. Aegon will manage the capital position of its units to the operating level over-the-cycle. Each unit maintains a dynamic list of potential management actions with to manage the capital position and maintain a strong solvency ratio. An example of such a management action is the update made to the valuation of Index Universal Life reserves in the United States in the first half of 2022. This was possible thanks to a multi-year model enhancement program, and had a significant positive impact on Transamerica’s RBC ratio.

On March 23, 2022, Aegon announced a debt tender offer, which was completed on April 5, 2022 and reduced Aegon’s gross financial leverage by EUR 429 million. After completion of the tender offer, Aegon has reduced its gross financial leverage to within the range of EUR 5.0 billion to EUR 5.5 billion based on a euro/US dollar exchange rate of 1.20, a target that was set to be accomplished by 2023.

Also on March 23, 2022, Aegon announced its intention to return surplus cash capital to its shareholders via a EUR 300 million share buyback, barring unforeseen circumstances. The share buyback is being executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with their stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range. The second tranche of EUR 100 million is expected to be completed on or before September 30, 2022. The third tranche will commence on October 3, 2022 and is expected to be completed on or before December 15, 2022.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Financial highlights

Financial overview
EUR millions	2Q 2022	2Q 2021	%	1Q 2022	%	YTD 2022	YTD 2021	%

Americas	236	283	(16)	166	42	402	444	(9)
The Netherlands	191	185	3	187	2	377	370	2
United Kingdom	56	44	27	51	10	107	84	28
International	57	33	72	47	22	104	63	65
Asset Management	49	71	(31)	68	(28)	117	146	(19)
Holding and other activities	(51)	(54)	5	(55)	7	(106)	(112)	5
Operating result	538	562	(4)	463	16	1,001	993	1
Fair value items	(206)	468	n.m.	(452)	55	(658)	471	n.m.
Realized gains / (losses) on investments	(226)	162	n.m.	73	n.m.	(153)	193	n.m.
Net impairments	(19)	15	n.m.	(20)	5	(38)	31	n.m.
Non-operating items	(450)	644	n.m.	(399)	(13)	(849)	694	n.m.
Other income / (charges)	(522)	(153)	n.m.	330	n.m.	(192)	(152)	(27)
Result before tax	(435)	1,053	n.m.	394	n.m.	(40)	1,536	n.m.
Income tax	87	(205)	n.m.	18	n.m.	105	(301)	n.m.
Net result	(348)	849	n.m.	412	n.m.	64	1,235	(95)

Net result attributable to:
Owners of Aegon N.V.	(365)	842	n.m.	385	n.m.	19	1,226	(98)
Non-controlling interests	18	6	193	27	(35)	45	9	n.m.

Operating result after tax	442	454	(3)	372	19	814	812	-

Return on equity	9.0%	10.4%	(14)	8.1%	11	8.6%	9.7%	(11)

Operating expenses	954	961	(1)	949	1	1,902	1,916	(1)
Addressable expenses*	748	746	-	751	-	1,499	1,477	1

Americas	8,325	7,493	11	10,113	(18)	18,438	18,039	2
The Netherlands	5,494	5,131	7	5,056	9	10,551	9,619	10
United Kingdom	1,807	5,207	(65)	3,350	(46)	5,157	9,268	(44)
International	204	39	n.m.	103	99	307	69	n.m.
Asset Management	30,185	36,931	(18)	36,708	(18)	66,893	76,709	(13)
Total gross deposits	46,016	54,802	(16)	55,329	(17)	101,345	113,704	(11)

Americas	(2,392)	(4,038)	41	(1,916)	(25)	(4,307)	(8,080)	47
The Netherlands	412	241	71	165	150	577	445	30
United Kingdom	(1,378)	1,783	n.m.	182	n.m.	(1,196)	2,469	n.m.
International	86	9	n.m.	(37)	n.m.	48	-	n.m.
Asset Management	326	2,915	(89)	2,733	(88)	3,060	6,034	(49)
Total net deposits / (outflows)	(2,946)	909	n.m.	1,128	n.m.	(1,818)	868	n.m.

Americas	120	91	32	102	18	222	175	27
The Netherlands	17	16	7	24	(30)	41	37	12
United Kingdom	7	7	(7)	7	(7)	14	15	(9)
International	59	58	1	65	(9)	123	126	(2)
New life sales (recurring plus 1/10 single)	202	172	17	198	2	400	353	13

New premium production accident & health insurance	38	29	28	59	(36)	96	84	14
New premium production property & casualty insurance	28	26	5	30	(7)	57	52	10

* Addressable expenses for all reporting periods are reported at constant currency at the 2Q 2022 YTD foreign exchange rate.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Aegon N.V.

Leverage
	Quarterly
	2Q 2022	2Q 2021	1Q 2022
Gross financial leverage (EUR millions)	5,687	6,070	5,997

Gross financial leverage ratio (%)	22.5%	25.8%	23.9%

Aegon N.V.

Cash Capital at Holding
EUR millions	Quarterly
	2Q 2022	2Q 2021	1Q 2022
Beginning of period	1,817	1,191	1,279

Americas	206	176	21
The Netherlands	60	25	50
United Kingdom	58	-	-
International	55	34	30
Asset Management	47	40	-
Holding and other activities	-	-	-
Gross remittances	425	275	102

Funding and operating expenses	(107)	(100)	(26)
Free cash flow	318	175	76

Divestitures and acquisitions	88	40	553
Capital injections	(6)	(17)	(44)
Capital flows from / (to) shareholders	(100)	-	-
Net change in gross financial leverage	(408)	-	(9)
Other	(29)	(4)	(37)
End of period	1,680	1,386	1,817

Aegon N.V.
Capital ratios
EUR millions	2Q 2022	2Q 2021	1Q 2022
US RBC ratio	416%	444%	424%
NL Life Solvency II ratio	200%	172%	186%
Scottish Equitable plc (UK) Solvency II ratio	178%	163%	177%

Eligible Own Funds	18,830	19,436	19,067
Consolidated Group SCR	8,796	9,353	9,088
Aegon N.V. Solvency II ratio	214%	208%	210%

Eligible Own Funds to meet MCR	8,065	8,509	8,197
Minimum Capital Requirement (MCR)	1,836	2,286	2,058
Aegon N.V. MCR ratio	439%	372%	398%

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Results first half 2022 Worldwide

The net result amounted to a profit of EUR 64 million in the first half of 2022 compared with a profit of EUR 1,235 million in the first half of 2021, mainly caused by losses from non-operating items. The operating result increased by 1% compared with the first half of 2021 to EUR 1,001 million in the first half of 2022. This was driven by improved operating results in International, United Kingdom and The Netherlands, partly offset by lower operating results in the Americas and Asset Management.

Non-operating items were a loss of EUR 849 million in the first half of 2022 compared with a gain of EUR 694 million in the first half of 2021, mainly caused by losses on fair value items, and realized losses on investments in the first half of 2022 compared with gains on fair value items and realized gains on investments in the first half of last year.

Fair value items amounted to a loss of EUR 658 million in the first half of 2022. This was mainly driven by a loss on fair value hedges without an accounting match in the United States in the first half of 2022, mainly related to the dynamic hedge program for GMDB and GMIB riders. This program targets to hedge the economic liability. However, under IFRS reporting, discount rates for liabilities are locked-in, which led to an accounting mismatch and resulted in a fair value loss from the increase in interest rates in the first half of 2022. This was partly offset by the positive impact from credit spreads widening, which led to a lower fair value of liabilities in the Netherlands, as well as gains on real estate investments in the Netherlands and gains on fair value investments in the United States.

Realized losses on investments were EUR 153 million in the first half of 2022, caused by losses on investments at the Americas and the Netherlands, and reflect the sale of bonds to protect the liquidity position in the context of rising interest rates.

Other income amounted to a loss of EUR 192 million in the first half of 2022 and primarily resulted from various actuarial assumption updates, and charges from reinsurance rate increases in the Americas. Investments related to the operational improvement plan, amounted to EUR 132 million. These items were partly offset by a net book gain on the divestment of Aegon’s businesses in Hungary and Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG).

Income tax

Income tax was a charge of EUR 105 million in the first half of 2022, compared to a loss before tax of EUR 40 million, reflecting the tax-exempt gain on the sale of Aegon’s businesses in Hungary and Turkey.

Operating result

The operating result increased by 1% compared with the first half of 2021 to EUR 1,001 million in the first half of 2022.

The operating result from the Americas decreased by 9% compared with the first half of 2021 to EUR 402 million in the first half of 2022. This was primarily due to a lower result from US Variable Annuities impacted by market movements and outflows. The adverse mortality claims experience was EUR 97 million in the first half of 2022 compared with an unfavorable experience of EUR 165 million in the first half of 2021. Morbidity experience was EUR 83 million favorable in the first half of 2022, although reduced compared with the favorable experience of EUR 120 million in the first half of 2021.

Aegon’s operating result in the Netherlands increased by 2% compared with the first half of 2021 to EUR 377 million in the first half of 2022. The result of Workplace Solutions increased – driven by provision releases in the non-life business – and more than offset the impact of lower investment income on the results of Life and Bank. Benefits from expense savings initiatives were more than offset by higher expenses for growth initiatives and higher pension cost for own employees.

The operating result from the United Kingdom increased by 28% compared with the first half of 2021 to EUR 107 million in the first half of 2022. The result benefited from an increase in fee income net of hedging, as well as other non-recurring elements, including favorable mortality experience. Lower addressable expenses as a result of expense savings also contributed favorably. Together, these more than offset the loss of earnings from the run-off of the traditional product portfolio.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

The operating result from International increased by 65% compared with the first half of 2021 to EUR 104 million in the first half of 2022. The increase largely reflects the benefits from business growth in Spain & Portugal, Brazil and China, and better claims experience compared with the same period last year.

The operating result from Aegon Asset Management (Aegon AM) decreased by 19% compared with the first half of 2021 to EUR 117 million in the first half of 2022. This was mainly the result of lower performance fees in the Chinese joint venture AIFMC compared with last year’s exceptional level. The operating result for Global Platforms reduced as a result of the impact of adverse market conditions on management fees, and lower other revenues.

The operating result from the Holding and other activities was a loss of EUR 106 million in the first half of 2022, and mainly reflects funding expenses.

Operating expenses

Operating expenses were EUR 1,902 million in the first half of 2022, a decrease of 1% compared with the first half of 2021. Lower one-time investments in the operational improvement plan and the impact of the completion of the sale of Aegon’s businesses in Hungary and Turkey more than offset the increase in addressable expenses.

Addressable expenses increased by 2% compared with the first half of 2021 to EUR 1,499 million in the first half of 2021 on a constant currency basis. The benefit from expense savings initiatives was more than offset by additional investments in growth initiatives across the group, an acquisition and timing elements in the Americas, and higher pension cost for own employees in the Netherlands.

Capital management

Shareholders’ equity excluding revaluation reserves increased by EUR 1.5 billion compared with December 31, 2021 to EUR 19.6 billion on June 30, 2022, mainly from retained earnings, the favorable impact of higher interest rates on the remeasurement of the defined benefit obligations, and favorable currency movements.

Gross financial leverage decreased by EUR 0.2 billion compared with December 31, 2021 to EUR 5.7 billion per June 30, 2022. A debt tender offer was successfully completed on April 5, 2022, which reduced Aegon’s gross financial leverage by EUR 429 million. This decrease was partly offset by the strengthening of the US dollar against the euro. After completion of the tender offer, Aegon has reduced its gross financial leverage to within the range of EUR 5.0 billion to EUR 5.5 billion based on a euro/US dollar exchange rate of 1.20, a target that was set to be accomplished by 2023.

Solvency II ratio

Aegon’s Group Solvency II ratio increased from 211% on December 31, 2021 to 214% on June 30, 2022 as a result of operating capital generation and favorable one-time items, the latter driven by management actions in the United States and the Netherlands, as well as the sale of Aegon’s businesses in Hungary and Turkey. This was partly offset by unfavorable market movements - largely due to lower equity markets in the United States - the execution of the previously announced debt tender offer, and the impact from reflecting the EUR 300 million share buyback.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding increased from EUR 1,279 million at the end of 2021 to EUR 1,680 million on June 30, 2022. This was largely driven by the free cash flow of EUR 394 million, and the impact of divestitures net of acquisitions, which amounted to EUR 641 million and were driven by closing the sale of Aegon’s businesses in Hungary and Turkey. This was partly offset by the previously announced deleveraging – which led to a cash outflow of EUR 408 million – and the first EUR 100 million tranche of Aegon’s EUR 300 million share buyback program that was executed in the second half of 2022. Capital injections into business units amounted to EUR 50 million, and mainly related to India. Other items were a cash outflow of EUR 75 million and were driven by the previously announced EUR 50 million share buyback in the context of the 2021 and 2022 variable compensation plans, and hedge expenses.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Selection of new independent auditor

Under the responsibility of the Audit Committee, a rigorous audit tender process was held as the maximum audit term of 10 years of the current external auditor is ending after the completion of the audit of Aegon’s financial statements over 2023. The Supervisory Board accepted the recommendation of the Audit Committee to present to the 2023 Annual General Meeting of Shareholders for approval, that Ernst & Young Accountants LLP become the groups external auditor starting from the financial year 2024 for an initial period of 5 years.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Condensed consolidated interim financial statements

Condensed consolidated income statement

EUR millions	Notes	2Q 2022	2Q 2021	YTD 2022	YTD 2021

Premium income	4	3,602	3,909	7,532	7,867
Investment income	5	1,874	1,641	3,930	3,734
Fee and commission income		711	653	1,431	1,327
Other revenues		-	4	-	4
Total revenues		6,188	6,207	12,894	12,933
Income from reinsurance ceded		501	766	1,487	1,686
Results from financial transactions	6	(28,886)	11,294	(44,268)	13,181
Other income	7	(64)	-	308	41
Total income		(22,260)	18,267	(29,579)	27,840

Benefits and expenses	8	(21,822)	17,203	(29,510)	26,268
Impairment charges / (reversals)		26	(9)	54	3
Interest charges and related fees		98	83	180	167
Other charges		3	54	(3)	58
Total charges		(21,695)	17,330	(29,278)	26,497

Share in profit / (loss) of joint ventures		69	69	145	136
Share in profit / (loss) of associates		42	28	76	13
Result before tax		(454)	1,034	(81)	1,492
Income tax (expense) / benefit	9	106	(185)	146	(257)
Net result		(348)	849	64	1,235

Net result attributable to:
Owners of Aegon N.V.		(365)	842	19	1,226
Non-controlling interests		18	6	45	9

Earnings per share (EUR per share)	13
Basic earnings per common share		(0.19)	0.40	-	0.58
Basic earnings per common share B		-	0.01	-	0.01
Diluted earnings per common share		(0.19)	0.40	-	0.58
Diluted earnings per common share B		-	0.01	-	0.01

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Condensed consolidated statement of comprehensive income

EUR millions	Notes	2Q 2022	2Q 2021	YTD 2022	YTD 2021

Net result		(348)	849	64	1,235

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		1	-	-	-
Remeasurements of defined benefit plans		458	(7)	969	483
Income tax relating to items that will not be reclassified		(134)	1	(256)	(115)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		(6,254)	1,227	(11,199)	(1,349)
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments		258	(155)	193	(218)
Changes in cash flow hedging reserve		135	69	(131)	(69)
Movement in foreign currency translation and net foreign investment hedging reserve		594	(98)	949	547
Equity movements of joint ventures		(18)	2	(41)	(1)
Equity movements of associates		(6)	(3)	(8)	(6)
Disposal of group assets		175	(9)	176	(3)
Income tax relating to items that may be reclassified		1,277	(236)	2,399	356
Other		6	9	5	18
Total other comprehensive income / (loss) for the period		(3,509)	799	(6,944)	(356)
Total comprehensive income / (loss)		(3,857)	1,648	(6,878)	879

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.		(3,889)	1,642	(6,941)	870
Non-controlling interests		32	6	63	9

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Condensed consolidated statement of financial position

EUR millions	Notes	June 30, 2022	December 31, 2021

Assets
Cash and cash equivalents		7,910	6,889
Investments	10	140,302	158,463
Investments for account of policyholders	11	213,125	250,953
Derivatives		8,846	8,827
Investments in joint ventures		1,865	1,743
Investments in associates		1,344	1,289
Reinsurance assets		22,163	20,992
Deferred expenses		12,919	10,503
Other assets and receivables		11,433	7,892
Intangible assets		1,426	1,333
Total assets		421,333	468,884

Equity and liabilities
Shareholders’ equity		17,144	24,282
Other equity instruments	14	1,925	2,363
Issued capital and reserves attributable to owners of Aegon N.V.		19,069	26,645
Non-controlling interests		225	196
Group equity		19,294	26,841

Subordinated borrowings		2,326	2,194
Trust pass-through securities		127	126
Insurance contracts		122,707	124,422
Insurance contracts for account of policyholders		126,197	149,323
Investment contracts		23,078	21,767
Investment contracts for account of policyholders		89,694	104,592
Derivatives		12,754	10,639
Borrowings	15	9,367	9,661
Other liabilities		15,788	19,321
Total liabilities		402,038	442,044
Total equity and liabilities		421,333	468,884

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Condensed consolidated statement of changes in equity

For the period ended June 30, 2022
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves[2]	Non- controlling interests	Total

Six months ended June 30, 2022

At beginning of year	7,354	12,362	6,442	(2,199)	325	2,363	26,645	196	26,841

Net result recognized in the income statement	-	19	-	-	-	-	19	46	64

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	18	(18)	-	-	-	-	-	-
Remeasurements of defined benefit plans	-	-	-	969	-	-	969	-	969
Income tax relating to items that will not be reclassified	-	-	-	(256)	-	-	(256)	-	(256)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments			(11,199)	-	-	-	(11,199)	-	(11,199)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	193	-	-	-	193	-	193
Changes in cash flow hedging reserve	-	-	(131)	-	-	-	(131)	-	(131)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	119	(40)	853	-	932	17	949
Equity movements of joint ventures	-	-	-	-	(41)	-	(41)	-	(41)
Equity movements of associates	-	-	-	-	(8)	-	(8)	-	(8)
Disposal of group assets	-	-	15	-	161	-	176	-	176
Income tax relating to items that may be reclassified	-	-	2,411	-	(12)	-	2,399	-	2,399
Other	-	5	-	-	-	-	5	-	5
Total other comprehensive income	-	23	(8,609)	672	952	-	(6,961)	17	(6,944)

Total comprehensive income / (loss) for 2022	-	42	(8,609)	672	952	-	(6,942)	64	(6,878)

Issuance and purchase of (treasury) shares	-	(47)	-	-	-	-	(47)	-	(47)
Dividend paid on common shares	(80)	(76)	-	-	-	-	(156)		(156)
Coupons on perpetual securities	-	(16)	-	-	-	-	(16)	-	(16)
Redemption other equity instruments	-	32	-	-	-	(429)	(397)	-	(397)
Incentive plans	-	(7)	-	-	-	(9)	(15)	-	(15)
Change in ownership non-controlling interest	-	-	-	-	-	-	-	(34)	(34)
At end of period	7,274	12,285	(2,167)	(1,527)	1,277	1,925	19,069	225	19,294

1 Please refer to the note on share capital for a breakdown.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

For the period ended June 30, 2021
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Re- measurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves[2]	Non- controlling interests	Total

Six months ended June 30, 2021

At beginning of year	7,480	10,943	7,480	(2,534)	(554)	2,569	25,384	75	25,459

Net result recognized in the income statement	-	1,226	-	-	-	-	1,226	9	1,235

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	483	-	-	483	-	483
Income tax relating to items that will not be reclassified	-	-	-	(115)	-	-	(115)	-	(115)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,349)	-	-	-	(1,349)	-	(1,349)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(218)	-	-	-	(218)	-	(218)
Changes in cash flow hedging reserve	-	-	(69)	-	-	-	(69)	-	(69)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	193	(33)	387	-	547	-	547
Equity movements of joint ventures	-	-	-	-	(1)	-	(1)	-	(1)
Equity movements of associates	-	-	-	-	(6)	-	(6)	-	(6)
Disposal of group assets	-	-	-	-	(3)	-	(3)	-	(3)
Income tax relating to items that may be reclassified	-	-	353	-	4	-	356	-	356
Other	-	18	-	-	-	-	18	-	18
Total other comprehensive income	-	18	(1,090)	334	381	-	(356)	-	(356)

Total comprehensive income / (loss) for 2021	-	1,244	(1,090)	334	381	-	870	9	879

Issuance and purchase of (treasury) shares	-	71	-	-	-	-	71	-	71
Dividends paid on common shares	(54)	(52)	-	-	-	-	(106)	-	(106)
Coupons on perpetual securities	-	(23)	-	-	-	-	(23)	-	(23)
Incentive plans	-	-	-	-	-	(13)	(13)	-	(13)
Change in ownership non-controlling interest	-	-	-	-	-	-	-	71	71
At end of period	7,426	12,184	6,390	(2,200)	(172)	2,556	26,183	155	26,338

1 Please refer to the note on share capital for a breakdown.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Condensed consolidated cash flow statement

EUR millions	YTD 2022	YTD 2021

Result before tax	(81)	1,492
Results from financial transactions	45,131	(14,167)
Amortization and depreciation	609	435
Impairment losses	36	(2)
Income from joint ventures	(145)	(136)
Income from associates	(76)	(13)
Release of cash flow hedging reserve	(62)	(53)
Other	(173)	19
Adjustments of non-cash items	45,320	(13,917)
Insurance and investment liabilities	(3,641)	(1,352)
Insurance and investment liabilities for account of policyholders	(42,305)	11,207
Accrued expenses and other liabilities	(1,591)	(747)
Accrued income and prepayments	(357)	234
Changes in accruals	(47,894)	9,342
Purchase of investments (other than money market investments)	(10,996)	(18,784)
Purchase of derivatives	(3,373)	(633)
Disposal of investments (other than money market investments)	18,208	20,748
Disposal of derivatives	(1,298)	(154)
Net purchase of investments for account of policyholders	3,913	4,274
Net change in cash collateral	(2,591)	(2,374)
Net purchase of money market investments	281	(1,410)
Cash flow movements on operating items not reflected in income	4,145	1,667
Tax received / (paid)	5	63
Other	90	11
Net cash flows from operating activities	1,584	(1,343)
Purchase of individual intangible assets (other than VOBA and future servicing rights)	(12)	(14)
Purchase of equipment and real estate for own use	(37)	(26)
Acquisition of subsidiaries, net of cash	(28)	(1)
Acquisition joint ventures and associates	(41)	(23)
Disposal of equipment	-	1
Disposal of subsidiaries, net of cash	604	36
Dividend received from joint ventures and associates	37	34
Net cash flows from investing activities	525	6

Issuance of treasury shares	-	16
Purchase of treasury shares	(150)	-
Proceeds from TRUPS[1], subordinated loans and borrowings	2,339	3,496
Repayment of perpetuals	(429)	-
Repayment of TRUPS[1], subordinated loans and borrowings	(2,848)	(2,821)
Coupons on perpetual securities	(21)	(31)
Payment of Right-of-use Assets	(24)	(27)
Change in ownership non-controlling interests	(28)	71
Other	(12)	-
Net cash flows from financing activities	(1,174)	704
Net increase / (decrease) in cash and cash equivalents [2]	935	(633)

Net cash and cash equivalents at the beginning of the reporting period	6,889	8,372
Effects of changes in exchange rate	85	47
Net cash and cash equivalents at the end of the reporting period	7,910	7,786

1 Trust pass-through securities

2 Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 2,728 million (2021: EUR 1,117 million) dividends received EUR 1,191 million (2021: EUR 80 million) and interest paid EUR 164 million (2021: EUR 3 million). All included in operating activities except for dividend received from joint ventures and associates EUR 37 million (2021: EUR 34 million).

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Notes to the Condensed consolidated interim financial statements

Amounts are in EUR millions, unless otherwise stated.

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Aegon focuses on three core markets (the United States, the Netherlands, and the United Kingdom), three growth markets (Spain & Portugal, China, and Brazil) and one global asset manager. Headquarters are located in The Hague, the Netherlands. The Group employs almost 20,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the three-month (‘2Q 2022’) and six-month periods ended, June 30, 2022 (‘YTD 2022’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘EU-IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with EU-IFRS and should therefore be read together with the 2021 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report for 2021. Aegon’s Integrated Annual Report for 2021 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the period ended, June 30, 2022, were approved by the Supervisory Board on August 10, 2022.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2021 consolidated financial statements. New IFRS accounting standards and amendments that became effective on or after January 1, 2022 had no material impact on Aegon’s financial position or condensed consolidated interim financial statements (refer to paragraph 2.1).

2.1 New IFRS accounting standards effective from 2022

In 2022, the following amendments to existing standards issued by the IASB became effective:

◆	IAS 37 Provisions, Contingent Liabilities and Contingent Assets;
◆	IAS 16 Property, Plant and Equipment; and
◆	IFRS 3 Business Combinations.

2.2 Future adoption of new EU-IFRS accounting standards and amendments

For a complete overview of IFRS standards and amendments issued before January 1, 2022, which will be applied in future years and were not early adopted by the Group, please refer to Aegon’s Integrated Annual Report for 2021.

The IASB did not issue new amendments to its current standards in the six-month period ended, June 30, 2022.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

IFRS 17 - Insurance contracts

Aegon will adopt IFRS 17 ‘Insurance Contracts’, including any consequential amendments to other standards, with a date of initial application of January 1, 2023 and a transition date of January 1, 2022. Aegon will not use the optional exemption provided under EU-IFRS and will, instead, apply a quarterly cohort to all groups of contracts that are in scope of IFRS 17.

The Standard represents a fundamental change to current measurement and presentation of insurance and reinsurance contracts and the implementation effort is significant. An implementation project is being executed and finalization of methodology and policy choices is expected in the second half of 2022 which will also form the basis of parallel runs. The impact of the initial application on Aegon’s financial statements is expected to be significant. Aegon will communicate to the market, once results are reliable, final methodology and policy choices with related impact. Initial communication is expected in the second half year of 2022. Aegon has scheduled an educational webinar on IFRS 17 on December 14, 2022.

2.3 Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Macro-economic context

In the first six-month period of 2022, the Russian invasion of Ukraine caused a humanitarian crisis and also impacted global financial markets and caused significant economic turbulence. High inflation has prompted central banks to start raising interest rates significantly. As a consequence, interest rates have increased significantly in Aegon’s main markets compared to December 31, 2021. Equity markets in Aegon’s three main markets decreased in the first six months of 2022 compared to an increase of equity markets in 2021. Additionally, credit spreads have widened compared to December 31, 2021 and affected Aegon’s results.

Uncertainty resulting from COVID-19

In the first six-month period of 2022 the COVID-19 pandemic continued to cause disruption to business, markets, and the industry. Progress on vaccinations has reduced the spread of COVID-19 and will likely continue to reduce the effects of the public health crisis on the economy. However, the pace of vaccinations has slowed down, and new strains of the virus and reduced availability of healthcare remain risks.

In the first six-month period of 2022 Aegon’s operating result in the Americas was impacted by EUR 100 million of adverse mortality in Life, of which EUR 81 million (first six-month period of 2021: EUR 103 million) of claims are directly attributable to COVID-19 as the cause of death. This was offset by favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. In the first six-month period of 2022, Aegon continued to observe positive morbidity in Long-Term Care, but less favorable when compared to prior year. As a consequence, in the first six-month period of 2022, Aegon released the remaining Long-Term Care incurred but not reported (IBNR) reserve established during the peak of the pandemic.

Actuarial and economic assumptions

In the first six-month period of 2022, Aegon implemented actuarial assumption and model updates in the Americas resulting in a net EUR 358 million charge to result before tax (first six-month period of 2021: EUR 86 million charge). The adverse impact in 2022 is mainly driven by charges from reinsurance rate increases (EUR 192 million) and various actuarial assumption updates (EUR 166 million). The latter mainly related to updated policyholder behavior and mortality assumptions in Individual Life.

Sensitivities

Sensitivity on variable annuities and variable life insurance products in the United States

Sensitivities of Aegon’s variable annuities and variable life insurance products in the United States on expected long-term equity growth rate have not significantly changed compared to the sensitivities as reported in the Aegon’s 2021 Integrated Annual Report, except for sensitivity to interest rates.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

An increase of 100bps in interest rates would reduce net result by approximately EUR 870 million (December 31, 2021: EUR 529 million). A decrease of 100 bps in interest rates would increase result by approximately EUR 563 million (December 31, 2021: EUR 538 million).

Sensitivity on liability adequacy test (LAT) in the Netherlands

At June 30, 2022 the liability adequacy test (LAT) of Aegon the Netherlands improved significantly but remains in a deficit position. The LAT assesses the adequacy of the insurance liabilities by comparing the book value to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2021 Integrated Annual Report for further details on the accounting policy.

The LAT deficit per June 30, 2022 in Aegon the Netherlands amounted to EUR 0.5 billion (December 31, 2021: EUR 5.2 billion), which was partially offset by the shadow loss recognition of EUR 0.2 billion (December 31, 2021: EUR 3.0 billion), resulting in a net deficit of EUR 0.3 billion (December 31, 2021: EUR 2.2 billion). The improvement of the net LAT deficit by EUR 1.9 billion is driven by market movements, mainly increased interest rates and widening credit spreads and is recorded in the income statement as part of benefits and expenses for the six-month period ended June 30, 2022.

Sensitivities of Aegon the Netherlands to interest rates and mortgage spread assumptions to assess the impact on the LAT have significantly changed compared to the sensitivities as reported in the 2021 Aegon’s Integrated Annual Report, following a decrease in the LAT deficit position per June 30, 2022 compared to December 31, 2021. The impact from increasing interest rates or tightening mortgage spreads on result before tax is capped to the LAT deficit position.

An increase of 100 bps in interest rates would result in a decrease in LAT deficit of EUR 0.5 billion (December 31, 2021: EUR 3.3 billion) and a benefit in result before tax of EUR 0.3 billion (December 31, 2021: EUR 1.3 billion), explained by the cap on the LAT deficit. A decrease of 100 bps would result in an increase in LAT deficit of approximately EUR 2.5 billion (December 31, 2021: EUR 4.3 billion).

A decrease of 50 bps in mortgage spread would result in a decrease in LAT deficit of EUR 0.4 billion (December 31, 2021: EUR 0.6 billion) and a benefit in result before tax of EUR 0.3 billion (December 31, 2021: EUR 1.3 billion), explained by the cap on the LAT deficit. An increase of 50 bps would result in an increase in LAT deficit of approximately EUR 0.4 billion (December 31, 2021: EUR 0.5 billion).

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

2.4 Other

Taxes

Taxes on income for the six-month period ended June 30, 2022, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most relevant rates to Aegon) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

June 30, 2022	1	EUR	1.0455	0.8608

December 31, 2021	1	EUR	1.1372	0.8396

Weighted average exchange rates

			USD	GBP

Six months ended June 30, 2022	1	EUR	1.0933	0.8425

Six months ended June 30, 2021	1	EUR	1.2052	0.8678

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

3. Segment information

3.1 Segment results

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2022

Operating result geographically	236	191	56	57	49	(52)	1	538	22	560
Fair value items	(706)	487	5	4	(3)	12	(6)	(206)	(41)	(246)
Realized gains / (losses) on investments	(103)	(130)	2	1	(4)	8	-	(226)	1	(225)
Impairment charges	(18)	3	(8)	(6)	-	-	-	(29)	(1)	(30)
Impairment reversals	9	1	-	-	-	-	-	10	-	10
Non-operating items	(817)	360	-	(1)	(7)	20	(6)	(450)	(41)	(491)
Other income / (charges)	(379)	(3)	(32)	(78)	(12)	(19)	-	(522)	(1)	(523)
Result before tax	(960)	548	24	(22)	31	(50)	(5)	(435)	(20)	(454)
Income tax (expense) / benefit	228	(133)	10	(15)	(15)	13	-	87	20	106
Net result	(732)	415	33	(37)	16	(38)	(5)	(348)	-	(348)
Inter-segment operating result after tax	(71)	(25)	(19)	(7)	47	74

Revenues
Life insurance gross premiums	1,778	300	1,019	316	-	-	-	3,413	(238)	3,175
Accident and health insurance	346	39	-	21	-	-	-	406	(15)	391
Property & casualty insurance	-	36	-	48	-	-	-	84	(48)	36
Total gross premiums	2,124	375	1,019	385	-	-	-	3,904	(301)	3,602
Investment income	839	525	441	92	3	120	(122)	1,899	(24)	1,874
Fee and commission income	494	80	56	13	173	-	(47)	769	(58)	711
Other revenues	-	-	-	7	-	-	-	7	(7)	-
Total revenues	3,457	979	1,517	497	177	120	(168)	6,579	(391)	6,188
Inter-segment revenues	-	-	-	-	46	121

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended June 30, 2021

Operating result geographically	283	185	44	33	71	(54)	1	562	10	572
Fair value items	380	110	(18)	(2)	1	(3)	-	468	(38)	430
Realized gains / (losses) on investments	149	8	-	3	-	2	-	162	(2)	160
Impairment charges	(4)	(4)	-	-	-	(5)	-	(13)	-	(13)
Impairment reversals	15	13	-	-	-	-	-	28	-	28
Non-operating items	540	126	(18)	1	1	(7)	-	644	(40)	605
Other income / (charges)	(212)	93	9	14	(4)	(53)	-	(153)	10	(143)
Result before tax	612	404	35	48	68	(114)	-	1,053	(20)	1,034
Income tax (expense) / benefit	(104)	(101)	11	(11)	(23)	23	-	(205)	20	(185)
Net result	507	303	47	37	46	(92)	-	849	-	849
Inter-segment operating result after tax	(5)	(24)	(23)	(8)	47	14

Revenues
Life insurance gross premiums	1,742	315	1,242	341	-	-	-	3,640	(183)	3,457
Accident and health insurance	305	39	-	20	-	-	-	364	(12)	352
Property & casualty insurance	-	35	-	108	-	-	-	143	(43)	99
Total gross premiums	2,047	389	1,242	470	-	-	-	4,147	(238)	3,909
Investment income	704	525	344	88	3	60	(64)	1,659	(18)	1,641
Fee and commission income	446	68	51	14	210	-	(45)	745	(92)	653
Other revenues	-	-	-	3	-	3	-	7	(3)	4
Total revenues	3,197	981	1,637	576	213	64	(109)	6,559	(351)	6,207
Inter-segment revenues	-	3	-	-	45	61

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2022

Operating result geographically	402	377	107	104	117	(107)	-	1,001	39	1,040
Fair value items	(1,128)	414	58	14	(3)	(7)	(6)	(658)	(88)	(746)
Realized gains / (losses) on investments	(90)	(69)	2	(4)	-	8	-	(153)	(1)	(154)
Impairment charges	(24)	6	(8)	(7)	-	(18)	-	(50)	-	(50)
Impairment reversals	11	1	-	-	-	-	-	12	-	12
Non-operating items	(1,231)	353	52	3	(3)	(17)	(6)	(849)	(89)	(938)
Other income / (charges)	(375)	13	(55)	289	(20)	(45)	-	(192)	9	(183)
Result before tax	(1,204)	743	104	396	94	(168)	(5)	(40)	(41)	(81)
Income tax (expense) / benefit	296	(172)	7	(25)	(38)	37	-	105	41	146
Net result	(908)	571	111	371	56	(131)	(5)	64	-	64
Inter-segment operating result after tax	(138)	(48)	(38)	(13)	95	142

Revenues
Life insurance gross premiums	3,565	643	2,132	710	-	-	-	7,049	(545)	6,504
Accident and health insurance	683	183	-	146	-	-	-	1,013	(55)	958
Property & casualty insurance	-	71	-	94	-	-	-	165	(94)	71
Total gross premiums	4,249	896	2,132	950	-	-	-	8,227	(695)	7,532
Investment income	1,618	928	1,243	187	6	235	(241)	3,977	(47)	3,930
Fee and commission income	993	165	111	25	363	-	(93)	1,564	(133)	1,431
Other revenues	-	-	-	12	4	-	-	16	(16)	-
Total revenues	6,860	1,989	3,486	1,174	374	235	(334)	13,784	(890)	12,894
Inter-segment revenues	-	3	-	-	93	238

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2021

Operating result geographically	444	370	84	63	146	(112)	-	993	(33)	960
Fair value items	328	180	(66)	(2)	(1)	31	1	471	(18)	452
Realized gains / (losses) on investments	171	16	-	3	2	1	-	193	(5)	188
Impairment charges	(7)	(2)	-	-	-	(6)	-	(16)	-	(16)
Impairment reversals	24	14	-	1	-	8	-	47	-	47
Non-operating items	515	208	(66)	1	-	34	1	694	(23)	671
Other income / (charges)	(218)	126	6	29	(6)	(89)	-	(152)	12	(140)
Result before tax	741	704	24	9 2	141	(166)	1	1,536	(44)	1,492
Income tax (expense) / benefit	(111)	(172)	12	(19)	(44)	33	-	(301)	44	(257)
Net result	630	532	35	74	97	(133)	1	1,235	-	1,235
Inter-segment operating result after tax	(12)	(46)	(45)	(16)	93	26

Revenues
Life insurance gross premiums	3,392	707	2,384	723	-	-	-	7,206	(437)	6,768
Accident and health insurance	620	181	3	140	-	-	-	944	(45)	899
Property & casualty insurance	-	68	-	215	-	-	-	283	(83)	200
Total gross premiums	4,012	956	2,387	1,077	-	-	-	8,433	(565)	7,867
Investment income	1,408	1,025	1,163	176	5	120	(128)	3,769	(35)	3,734
Fee and commission income	919	140	102	28	423	-	(89)	1,524	(197)	1,327
Other revenues	-	-	-	6	1	4	-	10	(6)	4
Total revenues	6,340	2,121	3,653	1,288	429	123	(217)	13,736	(803)	12,933
Inter-segment revenues	-	6	-	-	89	122

Aegon has changed the grouping of the operating segments included in the performance measure. As per January 1, 2022, Mongeral Aegon Group (MAG Seguros) is no longer reported within the Americas segment, but reported in the International segment. The comparative figures in the tables above have been adjusted to reflect this change, enabling a like for like comparison. The adjustments include reclassifications from Americas to International for the three-month and six-month periods ended, June 30, 2022, for an operating result of respectively EUR -1 million and EUR 1 million, life insurance gross premiums of respectively EUR 46 million and EUR 87 million and Other revenues of respectively EUR 3 million and EUR 5 million. There is no impact on the consolidated numbers of Aegon.

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

3.2 Investments

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
June 30, 2022

Investments
Shares	410	1,558	27	10	8	1	-	2,014
Debt securities	52,457	17,452	978	6,605	12	-	-	77,503
Loans	12,708	35,282	-	53	-	38	-	48,081
Other financial assets	8,982	71	698	66	97	-	-	9,914
Investments in real estate	43	2,730	-	16	-	-	-	2,789
Investments general account	74,599	57,095	1,702	6,750	117	39	-	140,302
Shares	-	7,379	15,915	12	-	-	(3)	23,302
Debt securities	-	9,407	6,478	20	-	-	-	15,905
Unconsolidated investment funds	99,115	859	65,038	442	-	-	-	165,454
Other financial assets	-	3,226	4,660	3	-	-	-	7,889
Investments in real estate	-	-	575	-	-	-	-	575
Investments for account of policyholders	99,115	20,871	92,665	477	-	-	(3)	213,125

Investments on balance sheet	173,714	77,966	94,367	7,227	117	39	(3)	353,426
Off balance sheet investments third parties	222,403	7,072	126,896	3,538	151,020	-	-	510,929
Total revenue generating investments	396,117	85,038	221,263	10,765	151,137	39	(3)	864,355

Investments
Available-for-sale	57,544	16,415	1,187	6,670	79	-	-	81,894
Loans	12,708	35,282	-	53	-	38	-	48,081
Financial assets at fair value through profit or loss	103,420	23,539	92,605	487	38	1	(3)	220,086
Investments in real estate	43	2,730	575	16	-	-	-	3,365
Total investments on balance sheet	173,714	77,966	94,367	7,227	117	39	(3)	353,426

Investments in joint ventures	-	376	-	1,048	442	(1)	-	1,865
Investments in associates	-	1,186	-	13	151	12	(18)	1,344
Other assets	41,783	13,942	3,611	3,281	400	25,549	(23,869)	64,697
Consolidated total assets	215,497	93,471	97,978	11,569	1,110	25,598	(23,890)	421,333

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

EUR Millions	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	Total
December 31, 2021

Investments
Shares	493	1,410	29	72	9	1	-	2,015
Debt securities	61,014	26,951	1,159	8,060	11	-	-	97,195
Loans	11,352	35,990	-	93	-	20	-	47,455
Other financial assets	8,040	79	687	73	276	-	-	9,155
Investments in real estate	39	2,588	-	16	-	-	-	2,643
Investments general account	80,938	67,017	1,876	8,315	296	21	-	158,463
Shares	-	9,078	20,221	243	-	-	(4)	29,539
Debt securities	-	12,044	7,649	128	-	-	-	19,821
Unconsolidated investment funds	115,596	1,059	74,698	597	-	-	-	191,950
Other financial assets	-	3,493	5,581	6	-	-	-	9,080
Investments in real estate	-	-	563	-	-	-	-	563
Investments for account of policyholders	115,596	25,673	108,713	974	-	-	(4)	250,953

Investments on balance sheet	196,534	92,690	110,589	9,288	296	21	(4)	409,416
Off balance sheet investments third parties	240,248	7,711	151,097	2,300	212,779	-	-	614,136
Total revenue generating investments	436,782	100,402	261,687	11,589	213,076	21	(4)	1,023,552

Investments
Available-for-sale	65,694	24,443	1,299	8,191	257	-	-	99,884
Loans	11,352	35,990	-	93	-	20	-	47,455
Financial assets at fair value through profit or loss	119,450	29,669	108,727	987	40	1	(4)	258,871
Investments in real estate	39	2,588	563	16	-	-	-	3,206
Total investments on balance sheet	196,534	92,690	110,589	9,288	296	21	(4)	409,416

Investments in joint ventures	56	343	-	936	368	39	-	1,743
Investments in associates	-	1,103	9	18	151	20	(12)	1,289
Other assets	37,447	13,271	3,160	2,736	510	33,444	(34,133)	56,436
Consolidated total assets	234,037	107,408	113,758	12,979	1,326	33,525	(34,149)	468,884

Amounts included in the tables on investments are presented on an EU-IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

As per January 1, 2022, MAG Seguros is no longer reported within the Americas segment, but is reported in the International segment. This change is applied prospectively in the investments overview.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

4. Premium income and premiums paid to reinsurers

EUR millions	2Q 2022	2Q 2021	YTD 2022	YTD 2021

Premium income
Life insurance	3,175	3,457	6,504	6,768
Non-life insurance	427	452	1,029	1,099
Total premium income	3,602	3,909	7,532	7,867
Accident and health insurance	391	352	958	899
Property & casualty insurance	36	99	71	200
Non-life Insurance premium income	427	452	1,029	1,099

Premiums paid to reinsurers [1]
Life insurance	515	567	1,034	1,065
Non-life insurance	51	46	98	94
Total premiums paid to reinsurers	567	613	1,132	1,158
Accident and health insurance	46	39	87	80
Property & casualty insurance	5	7	10	14
Non-life Insurance paid to reinsurers	51	46	98	94

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note

Benefits and expenses.

5. Investment income

EUR millions	2Q 2022	2Q 2021	YTD 2022	YTD 2021

Interest income	1,429	1,302	2,705	2,599
Dividend income	415	314	1,164	1,086
Rental income	31	25	60	49
Total investment income	1,874	1,641	3,930	3,734

Investment income related to general account	1,320	1,202	2,499	2,388
Investment income for account of policyholders	554	439	1,431	1,346
Total	1,874	1,641	3,930	3,734

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

6. Results from financial transactions

	2Q	2Q	YTD	YTD
EUR millions	2022	2021	2022	2021

Net fair value change of general account financial investments at FVTPL other than derivatives	102	313	311	368
Realized gains /(losses) on financial investments	(234)	170	(167)	209
Gains /(losses) on investments in real estate	53	84	139	40
Net fair value change of derivatives	(2,893)	(555)	(4,337)	(1,565)
Net fair value change on for account of policyholder financial assets at FVTPL	(26,026)	11,287	(40,432)	13,996
Net fair value change on investments in real estate for account of policyholders	18	6	46	10
Net foreign currency gains /(losses)	94	(11)	170	123
Net fair value change on borrowings and other financial liabilities	-	-	2	-
Total	(28,886)	11,294	(44,268)	13,181

Net fair value change on for account of policyholder financial assets at fair value through profit or loss are a charge for the three-month and six-month periods ended, June 30, 2022, mainly due to declining equity markets, rising interest rates and credit spread widening compared to, respectively, March 31, 2022 and December 31, 2021. Net fair value change on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” in note 8 Benefits and expenses.

7. Other income

Other income in the first half of 2022 includes the book gain on the divestment of Aegon Hungary and Aegon Turkey to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG), amounting to EUR 288 million. For more information on this divestment refer to note 19 Acquisitions/Divestments.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

8. Benefits and expenses

	2Q	2Q	YTD	YTD
EUR millions	2022	2021	2022	2021

Claims and benefits	(22,851)	16,334	(31,457)	24,475
Employee expenses	523	477	1,035	967
Administration expenses	363	411	721	786
Deferred expenses	(185)	(159)	(379)	(305)
Amortization charges	327	140	571	345
Total	(21,822)	17,203	(29,510)	26,268

	2Q	2Q	YTD	YTD
EUR millions	2022	2021	2022	2021

Benefits and claims paid life	4,654	4,365	10,257	10,628
Benefits and claims paid non-life	382	344	734	691
Change in valuation of liabilities for insurance contracts	(22,554)	8,047	(34,764)	8,816
Change in valuation of liabilities for investment contracts	(6,499)	2,430	(10,016)	2,072
Other	15	(20)	27	(23)
Policyholder claims and benefits	(24,003)	15,166	(33,763)	22,185
Premium paid to reinsurers	567	613	1,132	1,158
Profit sharing and rebates	2	3	4	4
Commissions	583	552	1,169	1,128
Total	(22,851)	16,334	(31,457)	24,475

The lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from “Net fair value changes on for account of policyholder financial assets at fair value through profit or loss” included in note 6 Results from financial transactions. In addition, the line “Change in valuation of liabilities for insurance contracts” includes the movement of the technical provisions for life insurance contracts.

9. Income tax

The income tax benefit includes recurring beneficial impacts of tax-exempt income and US tax credits. Non-taxable income for the six-month period ended, June 30, 2022 is mainly related to tax exempt result in the Netherlands on the sale of the Hungarian and Turkish business, as well as the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands. Tax credits mainly include tax benefits in the United States from investments that provide affordable housing to individuals and families that meet median household income requirements.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

10. Investments

EUR millions	June 30, 2022	December 31, 2021

Available-for-sale (AFS)	81,894	99,884
Loans	48,081	47,455
Financial assets at fair value through profit or loss (FVTPL)	7,537	8,481
Financial assets, for general account, excluding derivatives	137,513	155,820
Investments in real estate	2,789	2,643
Total investments for general account, excluding derivatives	140,302	158,463

The following table provides a breakdown of financial assets, for general account, excluding derivatives:

EUR millions	AFS	FVTPL	Loans	Total

Shares	246	1,768	-	2,014
Debt securities	75,769	1,735	-	77,503
Money market and other short-term investments	4,944	96	-	5,040
Mortgages loans	-	-	41,165	41,165
Private loans	-	-	4,814	4,814
Deposits with financial institutions	-	-	46	46
Policy loans	-	-	2,053	2,053
Other	935	3,939	3	4,877
June 30, 2022	81,894	7,537	48,081	137,513

	AFS	FVTPL	Loans	Total

Shares	350	1,665	-	2,015
Debt securities	93,899	3,296	-	97,195
Money market and other short-term investments	4,790	120	-	4,910
Mortgages loans	-	-	40,624	40,624
Private loans	-	-	4,883	4,883
Deposits with financial institutions	-	-	52	52
Policy loans	-	-	1,893	1,893
Other	844	3,401	3	4,248
December 31, 2021	99,884	8,481	47,455	155,820

Total investments for general account, excluding derivatives, in the first six months period of 2022 decreased, compared to the position at December 31, 2021, mainly due to rising interest rates and credit spread widening affecting bond valuation and sale of debt securities in mainly the Americas and the Netherlands.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

11. Investments for account of policyholders

EUR millions	June 30, 2022	December 31, 2021

Shares	23,302	29,539
Debt securities	15,905	19,821
Money market and short-term investments	1,538	1,482
Deposits with financial institutions	3,124	4,105
Unconsolidated investment funds	165,454	191,950
Other	3,226	3,493
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	212,549	250,390
Investment in real estate	575	563
Total investments for account of policyholders	213,125	250,953

Investments for account of policyholders in the first six-months period of 2022 decreased, compared to the position at December 31, 2021, mainly due to declining equity markets, rising interest rates and credit spread widening.

12. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

	June 30, 2022				December 31, 2021
EUR millions	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value
Available-for-sale investments
Shares	22	68	156	246	84	75	191	350
Debt securities	17,767	57,360	642	75,769	25,166	68,131	603	93,899
Money markets and other short-term instruments	997	3,948	-	4,944	1,204	3,586	-	4,790
Other investments at fair value	-	272	663	935	-	246	599	844
Total Available-for-sale investments	18,786	61,648	1,461	81,894	26,453	72,038	1,393	99,884

Fair value through profit or loss
Shares	59	210	1,499	1,768	85	237	1,343	1,665
Debt securities	119	1,614	2	1,735	130	3,161	5	3,296
Money markets and other short-term instruments	17	79	-	96	18	102	-	120
Other investments at fair value	1	356	3,581	3,939	2	389	3,010	3,401
Investments for account of policyholders [1]	107,543	104,060	947	212,549	129,794	119,653	943	250,390
Derivatives	210	8,633	3	8,846	150	8,676	1	8,827
Total Fair value through profit or loss	107,949	114,952	6,032	228,932	130,178	132,219	5,301	267,698
Total financial assets at fair value	126,734	176,600	7,492	310,827	156,631	204,256	6,694	367,582

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	62,515	(7)	62,508	-	71,249	(6)	71,242
Derivatives	44	10,136	2,574	12,754	39	7,162	3,437	10,639
Total financial liabilities at fair value	44	72,651	2,567	75,262	39	78,411	3,431	81,881

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Transfers between Level I, Level II and Level III

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis. Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

	June 30, 2022		December 31, 2021
EUR millions	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Debt securities	-	-	44	32
Total	-	-	44	32

Fair value through profit or loss
Shares	11	-	-	-
Total	11	-	-	-
Total financial assets at fair value	11	-	44	32

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

For the period ended June 30, 2022
EUR millions	At January 1, 2022	Total gains / losses in income statement [1]	Total gains / losses in OCI[2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	At June 30, 2022	Total unrealized gains and losses for the period recorded in the P&L for instruments held at June 30, 2022 ³
Financial assets carried at fair value available- for-sale investments
Shares	191	48	(34)	(3)	(10)	(48)	12	-	-	156	-
Debt securities	603	(1)	(64)	302	(34)	(13)	27	12	(189)	642	-
Other investments at fair value	599	(53)	12	84	(21)	(11)	53	-	-	663	-
	1,393	(6)	(87)	383	(65)	(72)	92	12	(189)	1,461	-

Fair value through profit or loss
Shares	1,343	120	-	115	(79)	-	-	-	-	1,499	120
Debt securities	5	-	-	7	(9)	-	-	-	-	2	-
Other investments at fair value	3,010	415	-	218	(334)	-	272	-	-	3,581	68
Investments for account of policyholders	943	26	-	(347)	323	-	4	1	(3)	947	(81)
Derivatives	1	2	-	-	-	-	-	-	-	3	2
	5,301	564	-	(7)	(100)	-	277	1	(3)	6,032	110

Total assets at fair value	6,694	558	(87)	375	(166)	(72)	369	12	(192)	7,492	110

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(6)	(18)	-	(301)	316	-	2	-	-	(7)	(18)
Derivatives	3,437	(1,011)	-	-	(5)	-	153	-	-	2,574	(481)
	3,431	(1,029)	-	(301)	311	-	155	-	-	2,567	(499)

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

For the period ended December 31, 2021
	At January 1, 2021	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	At December 31, 2021	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2021 ³
Financial assets carried at fair value available- for-sale investments
Shares	173	1	3	30	(26)	-	11	-	-	191	-
Debt securities	467	(1)	6	228	(29)	(46)	22	203	(246)	603	-
Other investments at fair value	581	(113)	7	111	(24)	(6)	43	-	-	599	-
	1,221	(114)	16	368	(80)	(52)	77	203	(246)	1,393	-

Fair value through profit or loss
Shares	1,329	150	-	179	(316)	1	1	-	-	1,343	147
Debt securities	242	(1)	-	124	(361)	-	-	-	-	5	1
Other investments at fair value	2,173	796	-	492	(638)	-	186	-	-	3,010	(1)
Investments for account of policyholders	1,012	206	-	(198)	(93)	-	22	-	(7)	943	162
Derivatives	22	(17)	-	-	(4)	-	-	-	-	1	(10)
	4,779	1,134	-	597	(1,411)	-	210	-	(7)	5,301	299

Total assets at fair value	6,000	1,020	16	965	(1,491)	(52)	286	203	(253)	6,694	299

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(12)	(1)	-	(361)	366	-	2	-	-	(6)	3
Derivatives	4,902	(1,627)	-	-	(14)	-	176	-	-	3,437	607
	4,890	(1,628)	-	(361)	352	-	178	-	-	3,431	610

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items gains/ (losses) on revaluation of available-for-sale investments and (gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

	Carrying	Total estimated fair	Carrying	Total estimated fair
	amount	value	amount	value

EUR millions	June 30, 2022		December 31, 2021
Assets
Mortgage loans - held at amortized cost	41,165	39,795	40,624	44,366
Private loans - held at amortized cost	4,814	4,554	4,883	5,491
Other loans - held at amortized cost	2,102	2,102	1,949	1,949

Liabilities
Subordinated borrowings - held at amortized cost	2,326	2,181	2,194	2,438
Trust pass-through securities - held at amortized cost	127	137	126	139
Borrowings – held at amortized cost	9,367	9,532	9,661	10,171
Investment contracts - held at amortized cost	22,903	21,643	21,573	20,861

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

13. Share capital

EUR millions	June 30, 2022	December 31, 2021

Share capital - par value	322	321
Share premium	6,952	7,033
Total share capital	7,274	7,354

Share capital - par value
Balance at January 1	321	320
Dividend	-	1
Share dividend	1	-
Balance	322	321

Share premium
Balance at January 1	7,033	7,160
Share dividend	(80)	(127)
Balance	6,952	7,033

	2Q	2Q	YTD	YTD
EUR millions	2022	2021	2022	2021

Earnings per share ( EUR per share)
Basic earnings per common share	(0.19)	0.40	-	0.58
Basic earnings per common share B	-	0.01	-	0.01
Diluted earnings per common share	(0.19)	0.40	-	0.58
Diluted earnings per common share B	-	0.01	-	0.01

Earnings per share calculation
Net result attributable to owners of Aegon N.V.	(365)	842	19	1,226
Coupons on other equity instruments	(14)	(14)	(16)	(23)
Earnings attributable to common shares and common shares B	(379)	828	3	1,203

Earnings attributable to common shareholders	(377)	822	3	1,195
Earnings attributable to common shareholders B	(3)	6	-	8

Weighted average number of common shares outstanding (in millions)	2,016	2,046	2,021	2,045
Weighted average number of common shares B outstanding (in millions)	538	560	538	559

Final dividend 2021

It was decided at the Annual General Meeting of Shareholders on May 31, 2022 to pay a final dividend for 2021 of EUR 0.09 per common share and EUR 0.00225 per common share B. After taking into account the interim dividend of EUR 0.08 per common share and EUR 0.002 per common share B, this resulted in a total 2021 dividend of EUR 0.17 per common share and EUR 0.00425 per common share B.

The final dividend for 2021 was paid in cash or stock at the election of the shareholder. The value of the dividend in common shares is approximately equal to the cash dividend. Those who elected to receive a stock dividend received one Aegon common share for every 47 common shares held. The stock fraction was based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 23 up to and including June 29, 2022. The average price calculated on this basis amounted to EUR 4.26. The dividend was paid as of July 6, 2022.

Aegon intends to neutralize the dilutive effect of the 2021 final dividend to be paid in shares in the third quarter of this year (refer to note 20).

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

2022 interim dividend

Aegon will pay an interim dividend for 2022 of EUR 0.11 per common share.

The interim dividend will be paid in cash or in shares at the election of the shareholder. The value of the dividend to be paid in shares will be approximately equal to the dividend to be paid in cash.

Aegon’s shares will be quoted ex-dividend on August 23, 2022. The record date is August 24, 2022. The election period for shareholders will run from August 25 up to and including September 14, 2022. The stock fraction will be based on the average share price on Euronext Amsterdam, using the high and low of each of the five trading days from September 8 through September 14, 2022. The stock dividend ratio will be announced on Aegon’s website on September 14, 2022 after business hours. The dividend will be payable as of September 21, 2022.

Share buyback

Aegon executed a program to repurchase 10,158,360 common shares for an amount of EUR 50 million to meet its obligations resulting from the 2021 and 2022 share-based compensation plans for senior management. Between January 7, 2022 and January 24, 2022, these common shares were repurchased at an average price of EUR 4.9227 per share.

On March 23, 2022, Aegon announced that it intends to return EUR 300 million of surplus cash capital to shareholders via a share buyback in the course of 2022. The share buyback will be executed in three tranches of EUR 100 million each, with each tranche conditional on maintaining the capital positions of Aegon’s main units in line with its stated ambitions, and the Cash Capital at the Holding being above the middle of the operating range.

Between April 1, 2022 and June 17, 2022, the first tranche of EUR 100 million were repurchased at an average price of EUR 4.8907 per share.

The buyback of the second tranche of EUR 100 million is expected to be completed on or before September 30, 2022. The buyback of the third tranche of EUR 100 million will commence on October 3, 2022 and is expected to be completed on or before December 15, 2022. For each tranche Aegon will engage a third party to execute the buyback transactions on its behalf. The common shares will be repurchased at a maximum of the average of the daily volume-weighted average prices during the repurchase period, and will subsequently be proposed to be cancelled at Aegon’s 2023 Annual General Meeting of Shareholders.

14. Other equity instruments

On April 5, 2022 Aegon completed a tender offer buying back EUR 429 million of perpetual capital securities, part of the EUR 950 million notes issued in 2004. Aegon bought back the securities at a purchase price of 90%. The gain realized on this tender offer amounts to EUR 43 million before tax and is recognized in retained earnings in 2Q 2022. The impact of this transaction has been reflected in Aegon’s Solvency II position in 1Q 2022, in line with its policy to record foreseeable transactions.

15. Borrowings

EUR millions	June 30, 2022	December 31, 2021

Capital funding	1,267	1,292
Operational funding	8,100	8,369
Total borrowings	9,367	9,661

During the first six-month period of 2022, the operational funding decreased by EUR 0.3 billion mainly due to a decrease in pre-mortgage warehouse-related funding.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

16. Financial risks

Results of Aegon’s sensitivity analysis are presented in the table below which shows the estimated sensitivity of net result and shareholders’ equity to various scenarios. The table below include Group sensitivities on equity market risk, interest rate risk, bond credit spreads and liquidity premium.

	June 30, 2022		December 31, 2021

		Estimated		Estimated
	Estimated	approximate	Estimated	approximate
	approximate	effects on	approximate	effects on
	effects on net	shareholders’	effects on net	shareholders’
EUR millions	result	equity	result	equity

Sensitivity analysis of net result and shareholders’ equity to markets
Immediate change of
Equity increase 10%	190	601	151	341
Equity decrease 10%	(265)	(15)	(212)	(221)
Equity increase 25%	317	831	322	660
Equity decrease 25%	(565)	(440)	(529)	(685)

Parallel movements of yield curve
Immediate movements of yield curve, but not permanently
Shift up 100 basis points	(860)	(5,070)	(340)	(4,227)
Shift down 100 basis points	97	4,133	127	3,627

Bond Credit Spreads
Immediate shock
Shift up 50 basis points	(161)	(2,030)	(192)	(2,418)
Shift down 50 basis points	160	2,076	169	2,387

Liquidity premium
Shift up 5 basis points	100	99	136	178
Shift down 5 basis points	(103)	(101)	(148)	(104)

17. Capital management and solvency

As at June 30, 2022, Aegon’s estimated capital position was:

EUR millions	June 30, 2022¹	December 31, 2021

Group Own Funds	18,830	19,431
Group SCR	8,796	9,226
Group Solvency II ratio	214%	211%

¹ The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

The table below provides the composition of Aegon’s Eligible Own Funds across Tiers:

EUR millions	June 30, 2022	December 31, 2021

Tier 1 - unrestricted	14,030	14,044
Tier 1 - restricted	1,877	2,364
Tier 2	2,297	2,348
Tier 3	626	675
Total Eligible Own Funds	18,830	19,431

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

The table below provides the reconciliation from shareholders’ equity to Solvency II Own Funds:

EUR millions	June 30, 2022	December 31, 2021

EU-IFRS Shareholders’ Equity	17,144	24,282
EU-IFRS adjustments for Other Equity instruments and non controlling interests	2,150	2,559
EU-IFRS Group Equity	19,294	26,841
Solvency II revaluations and reclassifications	(1,332)	(9,565)
Transferability restrictions[1]	(1,861)	(1,772)
Excess of Assets over Liabilities	16,101	15,504
Availability adjustments	2,984	4,020
Tiering restrictions	(146)	-
Fungibility adjustments	(109)	(93)
Total Eligible Own Funds	18,830	19,431

1This includes the transferability restriction related to the RBC CAL conversion methodology.

The Solvency II revaluations and reclassifications mainly stem from the difference in valuation and presentation between EU-IFRS and Solvency II frameworks.

18. Commitments and contingencies

There have been no material changes in commitments and contingencies as reported in Aegon’s 2021 Integrated Annual Report.

19. Acquisitions/Divestments

On May 23, 2022, Aegon announced the sale of its 50% stake in the Spanish insurance joint venture with Liberbank to Unicaja Banco. The sale follows the change of control in Liberbank after its merger with Unicaja Banco in 2021. The gross proceeds of the transaction amount to EUR 177 million. Aegon Spain intends to upstream the net proceeds to the Group. The sale of the 50% stake in the joint venture with Liberbank is expected to close in the second half of 2022, subject to regulatory approval. Upon closing of the sale, the book gain will be recorded in Aegon’s results.

On March 23, 2022, and on April 21, 2022, Aegon completed the divestment of its Hungarian and Turkish businesses to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The gross proceeds of the transactions amount to EUR 700 million. As a result of the transactions, the Group Solvency II ratio improved by approximately 7 percentage points. The book gain amounted to EUR 288 million, which includes a loss of EUR 177 million related to the recycling of the foreign currency translation reserve and revaluation reserve though the income statement. As a result of this transaction, IFRS equity has increased by EUR 465 million. The completion of this sale is part of the full closing of the sale of Aegon’s insurance, pension, and asset management businesses in Central and Eastern Europe to VIG for EUR 830 million, as announced in November 2020. The sale of Aegon Poland and Aegon Romania is subject to regulatory approval and expected to close in the second half of 2022.

On February 28, 2022, Transamerica acquired 100% equity interest in TAG Resources, LLC (TAG). TAG aggregates small to mid-market employer retirement plans (pooled-plan space) and provides administration and fiduciary oversight services as a third-party administrator for such plans, including providing plan design, consulting, and compliance to plan sponsors. The total consideration transferred amounted to EUR 31 million. Based on the purchase price allocation, the fair value of net assets amounted to EUR 18 million, resulting in goodwill of EUR 13 million. The acquisition does not have a material impact on Aegon’s capital position or results.

20. Post reporting date events

On July 1, 2022, Aegon announced that it will repurchase common shares for an amount of EUR 106 million to neutralize the dilutive effect of the 2021 final dividend paid in shares.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Management statement

The Executive Board of Aegon N.V. is required to prepare the Interim report and the Condensed consolidated interim financial statements of Aegon N.V. in accordance with Dutch law and IAS 34, ‘Interim Financial Reporting’, as adopted by the European Union.

The Executive Board of Aegon N.V. is responsible for maintaining proper accounting records, for safeguarding assets and for taking reasonable steps to prevent and detect fraud and other irregularities.

It is responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable. It is also responsible for establishing and maintaining internal procedures which ensure that all major financial information is known to the Executive Board, so that the timeliness, completeness and correctness of the external financial reporting are assured.

As required by section 5:25d paragraph 2(c) of the Dutch Financial Supervision Act (Wet op financieel toezicht), the members of the Executive Board confirm that to the best of their knowledge:

◆

The Aegon N.V. condensed consolidated interim accounts for the six-months period ended June 30, 2022 give a true and fair view of the assets, liabilities, financial position and profit or loss of Aegon N.V. and the undertakings included in the consolidation as a whole; and

◆

The Aegon N.V. interim report for the six-months period ended June 30, 2022 includes a fair review of the information required pursuant to article 5.25d, paragraph 8 and 9 of the Dutch Financial Supervision Act regarding Aegon N.V. and the undertakings included in the consolidation as a whole.

The Hague, the Netherlands, August 10, 2022

Lard Friese

Chairman of the Executive Board and CEO

Matthew J. Rider

Member of the Executive Board and CFO

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Review report

To: the Supervisory Board and the Executive Board of Aegon N.V.

Introduction

We have reviewed the accompanying condensed consolidated interim financial information for the three-month and six-month periods ended June 30, 2022 of Aegon N.V., The Hague, which comprises the condensed consolidated statement of financial position as at June 30, 2022, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated cash flow statement for the periods then ended, and the selected explanatory notes. The Executive Board is responsible for the preparation and presentation of this (condensed) interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, Review of Interim Financial Information Performed by the Independent Auditor of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information for the three-month and six month periods ended June 30, 2022 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, August 10, 2022

PricewaterhouseCoopers Accountants N.V.

Original has been signed by R.E.H.M. van Adrichem RA

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Disclaimers

Cautionary note regarding non-EU-IFRS measures

This document includes the following non-EU-IFRS financial measures: operating result, income tax, result before tax, market consistent value of new business, return on equity and addressable expenses. These non-EU-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable EU-IFRS measure is provided in the notes to this press release. Return on equity is a ratio using a non-EU-IFRS measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity excluding the revaluation reserve. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions) after reallocation of claim handling expenses to benefits paid. This includes certain expenses recorded in other charges, including restructuring charges. Addressable expenses are expenses reflected in the operating result, excluding deferrable acquisition expenses, expenses in joint ventures and associates and expenses related to operations in CEE countries. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

◆	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
-	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

◆

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

◆	Customer responsiveness to both new products and distribution channels;
◆

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

◆

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

◆

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

◆	Changes in the policies of central banks and/or governments;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

◆

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

◆

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited

Condensed consolidated interim financial information

for the periods ended

June 30, 2022

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results
November 10, 2022	3Q 2022 Results
February 9, 2023	4Q 2022 Results

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager.

Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity.

Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Unaudited